UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2015

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 15, 2015, the Board of Directors (the “Board”) of Amaya Inc. (the “Company”), upon the recommendation of the Audit Committee of the Board, accepted the resignation of Deloitte LLP, Montréal, Québec, Canada (“Deloitte Canada”), as the Company’s independent registered public accounting firm, and approved the appointment of Deloitte LLP, London, England, United Kingdom (“Deloitte UK”), to serve as the Company’s new independent registered public accounting firm until the close of the next annual meeting of shareholders of the Company or until its successor is appointed. The Company provided each of Deloitte Canada and Deloitte UK with a change of auditor notice (the “Notice”), as required by applicable Canadian securities laws, and received a response letter from each of Deloitte Canada and Deloitte UK (collectively, the “Response Letters”). A copy of each of the Notice and Response Letters is attached hereto as Exhibit 99.1, 99.2 and 99.3, respectively, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: September 15, 2015	By:	/s/ Daniel Sebag
Daniel Sebag
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Change of Auditor, dated September 15, 2015

99.2	Response Letter from Deloitte LLP, Montréal, Québec, Canada, dated September 15, 2015

99.3	Response Letter from Deloitte LLP, London, England, United Kingdom, dated September 15, 2015